Rockwell Announces Net Profit for Second Quarter of Fiscal 2012

Thursday October 13, 2011, Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces results for the three and six months ended August 31, 2011.

Highlights of the quarter ended August 31, 2011

  Beneficiation revenue from joint venture with Steinmetz up 64% to $2.3 million

  Total revenue of $9.2 million underpinned by a 109% increase in the average diamond price to US$2,186 per carat

  Mine site operating costs down 18% to $5.1 million with average total unit cost for all operations stable at US$10.5 per m3

  Gross profit of $2.7 million, a year-on-year turnaround of $3.9 million translating into net profit of $2.0 million

  Production decreased 47% to 3,611 carats chiefly due to the closure of Holpan

  Net cash balance of $14.4 million boosted by asset sales and proceeds of convertible loan and capital raising

  Good progress on short term targets to optimize existing operations

  Board of directors strengthened after quarter end with new chairman and non-executive independent director

  Completion of Tirisano acquisition with effect from September 1, 2011 ramping-up to commercial production starting in October 2011

Commenting on Rockwell Diamonds, Mr James Campbell, CEO and president of Rockwell Diamonds said:

“It is particularly rewarding that Rockwell reported a net profit of $2.0 million for the second quarter, underpinned by strong cash flows from its operations. This reflects an improvement of $9.1 million from the comparable quarter in fiscal 2011. It shows that by focusing and delivering on our strategic imperatives to optimize our current operations and sustainably increasing our production profile, our operations have the potential to deliver strong returns for shareholders.”

“We have made good progress with the immediate priorities of the new leadership team. We are on track with the implementation of proven technologies to improve production at Saxendrift and at Tirisano, where we are ready to start production in the next few weeks. We have also successfully recapitalized the Company and raised sufficient capital for our immediate investment requirements, supplemented by the $6.5 million proceeds from the sale of non-productive assets in July 2011. As a result, we were able to minimize the dilution of existing Rockwell investors.”

Strategy Overview

Rockwell is advancing towards its goals of ramping up production by optimizing its productive mines to deliver better returns through lower unit costs and sustainably enhancing the mining and metallurgical processes to increase the recovery of diamonds.

The new leadership team has made sound progress with the priorities which were identified in June 2011 to improve the performance of the Company and the culture of diamond value management is becoming entrenched across the operations:

  A recapitalization process was initiated to fund investments at Tirisano and Saxendrift as well as initial planning for the new Wouterspan plant. Rockwell raised $7.8 million through a private placement of shares at $0.75, which was at a premium to the market price and minimized the dilution of existing shareholders. No warrants or other incentives were offered in the fund raising.

  The production challenges at Saxendrift are being addressed with the implementation of the new Bivitec front end screen, an independent puddle system to improve pan plant efficiencies and the imminent installation of bulk x-ray technology. Diamond production has started showing early indications of improvement after additional mine faces were opened.

  The Tirisano acquisition has been completed and improvements have been made to address issues identified during a plant review in June 2011. The plant is currently in an advanced state of commissioning and production is planned during October 2011.

  Having put the lossmaking Holpan mine on care and maintenance in the previous quarter, the Company has realized a significant reduction in its mining costs. The Company continues to pursue other cost saving measures.

  The sale of three non-productive assets in July 2011 generated $6.5 million which is supplementing the capital that was raised during the private placement to fund investments to increase the production profile. Rockwell is assessing further avenues to rationalize its assets and provide greater returns for shareholders.

  The Company has also heightened its focus on resolving the funding issues with its black economic empowerment partners who have significant outstanding liabilities to the Company. A favourable resolution to these negotiations would substantially improve Rockwell's cash position.

From a long-term perspective, once the projects at Saxendrift have been completed and production has been ramped up at Tirisano, the Company will review its options to maximize returns by further increasing its production profile. These include plans to develop the Wouterspan and Niewejaarskraal mines. Both properties have extensive mineral resources that have historically been mined with recoveries similar to those at Saxendrift, in terms of size, quality and average price per carat. Rockwell has new order mining rights on both properties.

Based on the outcome of the bulk x-ray technology being implemented at Saxendrift, similar solutions will be considered at these mines in the future. The timing of these projects will be predicated on the availability of funding. The preference is to use internal cash flows, but these may need to be supplemented by external capital.

Financial Overview

(Currency values are presented in Canadian dollars unless otherwise indicated.)

Rockwell’s financial performance continued to improve in the second quarter of fiscal 2012. Operating costs declined by 18% to $5.1 million (Q2 fiscal 2011: $6.3 million). As a result, the Company showed a year-on-year improvement of $3.9 million and $2.1 million in gross profit and operating profit to $2.7 million (Q2 fiscal 2011: loss of $1.2 million) and $87,325 (Q2 fiscal 2011: loss of $2.1 million) respectively.

The Company reported revenue of $9.2 million for the quarter (Q2 fiscal 2011: $11.4 million). While it continued to benefit from the improving diamond market, the lower inventories available for sale during the quarter impacted diamond sales. Carats sold in the second quarter amounted to 3,223, which were sold at a significantly higher average price of US$2,186 per carat (Q2 fiscal 2011: US$1,048 per carat).

Value from the Company’s beneficiation joint venture (“JV”) continued to grow with revenue of $2.3 million (Q2 fiscal 2011: $1.4 million). The increase was due to the combined effect of increased volumes of polished and certified diamonds in the JV, strong demand for polished stones and the high quality of diamonds recovered during the quarter.

At August 31, 2011, the Company had net cash holdings of $14.4 million (August 31, 2010 - $ 1.3 million). It also had working capital of $13.7 million compared to $7.1 million at August 31, 2010. With current assets amounting to $22.4 million and current liabilities of $8.7 million, the Company’s current ratio improved to 2.58 (August 31, 2010: 1.58).

Operational Overview

	Production			Sales and inventories
	Volume (m3)	Carats	Average grade (carats / 100 m3)	Sales (carats)	Average value (US$ / carat)	Inventories (carats)
Q2 2012	543,750	3,611	0.66	3,223	2,186	1,093
Year-year change	-45%	-47%	-3%	-65%	109%	-42%

Mining volume declined 45% to 543,750 m3 (Q2 fiscal 2011: 990,248 m3). The closure of operations at Holpan was the chief reason for the decrease. Although volumes at Saxendrift declined by 10%, its diamond recoveries were ahead of internal targets for the quarter. Production at Klipdam was impacted by challenges in the front end section of the plant.

The Company produced 3,611 carats (Q2 fiscal 2011: 6,800 carats). This year-on-year decrease of 47% is largely due to the closure of Holpan in May 2011 and production issues at Klipdam. Although there were production challenges at Saxendrift, it recovered a number of notable stones during the quarter. Its production was boosted with the windfall daily production of 373 carats on August 2, 2011, which represents half of its monthly budgeted carat production. Tangible progress is being made to resolve production issues at both mines in support of the diamond value management strategy and mining at Tirisano will make a meaningful contribution to the production profile.

Klipdam and Holpan

Mining at Klipdam migrated from the paleao channel to the Rooikoppie gravels where diamonds of a similar grade and value can be recovered at a lower unit cost due to less intensive earthmoving equipment requirements with the potential to increase the life of this mine beyond one year.

Klipdam’s production for the quarter declined by 17% due to intermittent front end throughput constraints caused by high clay content of the material. Short term solutions have been implemented while in the longer term, a redesign of the front end is under consideration. A total of 1,456 carats from Klipdam were sold in the second quarter at an average value of US $1,030 per carat and although less carats were available for tender, the average price per carat improved as a result of a higher average stone size and the stronger diamond market.

Holpan remained closed, having been placed on care and maintenance during the previous quarter.

Saxendrift

Diamond recoveries improved, and are moving towards the potential production levels which were initially estimated for the mine. At the start of the quarter, production at one of the four streams was intermittently non-operational due to scrubber drive failures. However, particularly good production was achieved in August 2011 from the multiple mine faces which were opened and despite the persistent high sand content in the gravels as well as the absence of a suitable front-end at the plant.

A total of 1,880 carats were recovered from 379,483 m3 of gravel, representing stable carat production even though volumes declined 10% from the second quarter of fiscal 2011. This suggests that the focus on quality tons is starting to bear fruit. Carats sold amounted to 1,740 in the second quarter with the average price increasing 90% year-on-year to US$3,186 per carat. The sale of several exceptional stones compensated for the lower carats sold with total proceeds increasing by 45% to $5.5 million (Q2 fiscal 2012: $3.8 million).

The fit-for-purpose Bivitec front end in-field screen designed to process wet and sticky ores at the required processing rates will be commissioned on schedule towards the end of October 2011. An independent puddle system is being implemented to improve the pan plant’s performance and better control the diamond concentration process.

The board has approved the installation of a high throughput bulk x-ray plant to concentrate and recover diamonds in a single cost effective and secure manner. This technology will be piloted and tested at Saxendrift. Improved diamond recoveries are predicted and the results will be evaluated with a view to deploying similar solutions in new processing plants that are planned at Wouterspan and/or Niewejaarskraal and Rockwell’s other Middle Orange properties.

Progress on Tirisano acquisition

The Tirisano Mine acquisition was completed with effect from September 1, 2011 on a going concern basis, although the operation has been on a care and maintenance arrangement for two years. Final Acceptance and Release documents were signed on October 7, 2011 pursuant to all the conditions precedent being met (including the mineral property transfer approval and the Industrial Development Corporation’s commitment to consolidate the Company’s debt finance with deferred payment terms).

A third condition to the transaction has been the commitment of the local Mogopa community to its continued partnership with the Company through its support and involvement. This is a key business requirement in order to resume and build a sustainable mining operation at Tirisano.

The purchase consideration of ZAR33.5 million ($4.65 million) is funded by:

  Internal funding - care and maintenance advances / net debt and working capital movements amounting to ZAR14.5 million ($2.01 million); and

  Equity funding - the issue of 2.6 million Rockwell Diamonds Inc ordinary shares to settle the balance of ZAR19.0 million ($2.64 million). The effective share price was established in September 2010, determining the number of shares to be issued.

The Company has established a resource model, mine plan, mining fleet, processing plant and final recovery capacity on site over the past eighteen months to progress to commercial production. The mine has a current production capacity of 90,000 m3 per month. During the quarter, the Company addressed issues with the front end and recovery which were revealed during the plant review in June 2011. The fully containerized Holpan recovery plant was relocated to Tirisano and a barrel screen from Wouterspan has been installed to double the front end capacity as an interim solution.

During the next six months, the focus will turn to optimising mining and plant efficiencies including the development of long term solutions for the front end. Work will also continue on concept designs to increase the plant’s capacity.

Tirisano is of strategic importance to Rockwell’s long term growth objectives. The quality and price per carat of the stones recovered at Tirisano during the commissioning and recovery testing phase are encouraging as these exceeded what was achieved by the mine's previous operators.

Diamond Market

Prices for both rough and polished diamonds increased in June and July 2011 as a result of price speculation among traders who purchased rough stones into inventory in anticipation of subsequent price increases. Producers increased their prices to benefit from the premiums that their clients were willing to pay and rough diamond prices reached all-time highs in July 2011.

The gap between the cost of rough diamonds and polished prices persisted as polished price increases continued to lag rough diamond prices. Downstream retailers resisted these increases and trade slowed markedly in July 2011 before the summer vacation due to their reluctance to hold expensive inventory over this period.

The correction in the world’s financial markets in August 2011 coincided with the reopening of diamond markets after the summer vacation and price had corrected by between 10% and 15% at month end, reverting to April and May 2011 levels. During September 2011, they remained constant at the Hong Kong Diamond Show and De Beers’ sight.

Rockwell focused its sales on larger diamonds through its beneficiation JV which benefits from Steinmetz’s ability to manufacture to achieve value of polished product. The Company had anticipated the short term price consolidation that occurred in August 2011 and products were not sold at a discount to drive sales.

Notable Stones

Large stones produced by both operations during the second quarter were as follows:

  Klipdam produced 14 stones exceeding 10 carats; and

  Saxendrift produced 32 stones weighing more than 10 carats, of which 11 stones exceeded 20 carats

These stones were channeled into the Company’s beneficiation JV with the Steinmetz Diamond Group which delivers value added revenues for Rockwell’s stones that exceed 2.8 carats.

During the quarter the high quality stones sold through the beneficiation joint venture with Steinmetz Diamond Group, included the following:

  a 128.67 carat perfect sawable; fancy yellow with high clarity stone;

  a 21.52 carat gem quality; clean D/E color stone;

  a 33.51 carat octahedral, clean, H/I colored stone; and

  a 179.95 carat makeable, clean brown colored stone.

Outlook

Reflecting the turmoil which has affected global financial markets since the end of the second quarter, diamond prices softened slightly and given the economic outlook, a quick recovery is unlikely. However, the long term supply and demand fundamentals, driven by substantial uptake of diamonds from China and India and a gradual reduction in supply, should continue to support prices.

The recent volatility of the Rand against the US$ could also affect pricing, although this is not currently viewed as a significant risk. However, it does have an impact on input costs including fuel, though this is less significant than the additional revenue from diamond sales which are denominated in US$.

From a production perspective, the operations are focused on meeting their production targets in the third quarter of fiscal 2012, especially with the imminent rainy season. Saxendrift has started benefiting from initiatives to improve the quality of its plant processes, although the new front-end screen which will be completed at the end of October 2011, will only contribute to production in the last few weeks of the third quarter. The focus of the management team has now turned to Klipdam in order to unlock similar improvements there. Commercial production will start at Tirisano during October 2011.

The Company is at an advanced stage of discussions with the relevant unions in relation to the 2011/2012 wage negotiations as well as the proposed introduction of continuous operations and is optimistic that a mutually beneficial solution will be reached in this regard.

Conference Call:

Rockwell will host a telephone conference call on Friday, October 14 at 10:00 a.m. Eastern Time (4:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed as follows:

Country	Access Number

Canada (Toll-Free)	1 866 605 3852

USA (Toll-Free)	1 800 860 2442

UK (Toll-Free)	0 800 917 7042

South Africa (Toll-Free)	0 800 200 648

Other Countries (Intl Toll)	+27 11 535 3600

A transcript of the audio webcast will be available on the Company's website: www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight (ET) October 19, 2011 and can be accessed by dialling the relevant number in the table below and using the pass code 18917#.

Country	Access Number

South Africa (Telkom)	011 305 2030

USA and Canada (Toll)	1 412 317 0088

Other Countries (Intl Toll)	+27 11 305 2030

UK (Toll-Free)	0 808 234 6771

For further details, see the Rockwell’s complete financial results and Management Discussion and Analysis posted on the website and on the Company's profile at www.sedar.com. These include additional details on production, sales and revenues for the quarter, as well as comparative results for fiscal 2010.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO and President	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell has completed the acquisition of the Tirisano property with effect from September 1, 2011.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.